UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to ____________________


Commission file number 1-12541


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     LaGRANGE FOUNDRY, INC. 401(k) SAVINGS AND DEFINED  CONTRIBUTION PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

    ATCHISON CASTING CORPORATION
    400 South Fourth Street
    Atchison, Kansas  66002

   La Grange Foundry Inc. 401(k) Savings and Defined Contribution
   Plan

   Financial Statements as of and for the Years Ended June 30, 2000 and 1999, Supplemental Schedules as of and for the Year Ended June 30, 2000, and Independent Auditors' Report


LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN
TABLE OF CONTENTS
----------------------------------------------------------------------------------------------
                                                                                            Page
INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2000 AND 1999:

   Statements of Net Assets Available for Benefits                                             2

   Statements of Changes in Net Assets Available for Benefits                                  3

   Notes to Financial Statements                                                              4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED JUNE 30, 2000:

  Form 5500, Schedule H, Part IV, Lines 4a and 4d - Schedule of Nonexempt Transactions         9

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes   10
     at the End of Year



Note: Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants
La Grange Foundry Inc.
   401(k) Savings and Defined Contribution Plan:

We have audited the accompanying statements of net assets available for benefits of the La Grange Foundry Inc. 401(k) Savings and Defined Contribution Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended June 30, 2000, and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


Kansas City, Missouri
January 2, 2001

LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999

------------------------------------------------------------------------------


ASSETS                                               2000           1999

INVESTMENTS:
  Mutual funds                                     $2,309,027     $2,380,820
  Guaranteed interest account                          19,179          7,683
                                                      -------         ------

            Total investments                       2,328,206      2,388,503

CONTRIBUTIONS RECEIVABLE:
  Employer's                                           40,039         62,633
  Participants'                                        18,417         19,465
                                                       -------        ------

            Total contributions receivable             58,456         82,098
                                                       ------         ------

NET ASSETS AVAILABLE FOR BENEFITS                  $2,386,662     $2,470,601
                                                 ============     ==========


See notes to financial statements.


LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2000 AND 1999
---------------------------------------------------------------------------------------------------


                                                                         2000             1999

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Interest and dividend income                                       $ 241,782        $ 115,725
    Net (depreciation) appreciation in fair value of investments         (21,320)         288,924
                                                                        ---------        -------

            Net investment income                                       220,462           404,649
                                                                        --------          -------

  Contributions:
    Employer's                                                            40,039           62,633
    Participants'                                                        221,347          228,869
                                                                        --------          -------
            Total contributions                                         261,386           291,502
                                                                        --------          -------
            Total additions                                             481,848           696,151
                                                                        --------          -------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO -
  Benefits paid to participants                                          253,501           98,772

TRANSFER TO ATCHISON CASTING CORPORATION 401(k) PLAN                    (312,286)
                                                                       ---------
NET (DECREASE) INCREASE                                                  (83,939)         597,379

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   2,470,601         1,873,222
                                                                      ----------        ---------

  End of year                                                       $ 2,386,662       $ 2,470,601
                                                                    ============      ===========


See notes to financial statements.

LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999

--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the LaGrange Foundry Inc. 401(k) Savings and Defined Contribution Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan sponsored by La Grange Foundry Inc. (the "Company" or "Plan Sponsor"). Fidelity Investments ("Fidelity") served as the Plan's custodian through December 3, 1998 at which time Prudential Investments ("Prudential") became custodian of the Plan. An individual employed by the Plan Sponsor serves as trustee (the "Trustee") of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The Plan was amended July 1, 1999 to exclude all non-collective bargaining unit employees. As such, all non-collective bargaining unit participants were excluded from participation in the Plan. The salaried participants' account balances of $312,286 were transferred from the Plan to the Atchison Casting Corporation 401(k) Plan (the "401(k) Plan") on May 1, 2000, as reflected in the financial statements of the Plan. Subsequent to the transfer of assets to the 401(k) Plan, all contributions of non-collective bargaining unit employees were submitted to the 401(k) Plan.

     Eligibility and Participation - Employees are eligible to participate in the Plan after working 90 days immediately following their first day of employment.

     Effective July 1, 1999, an employee is not eligible to participate in the Plan if not a member of a collective bargaining unit.

     Contributions - Plan participants may contribute a portion of their pre-tax base compensation, subject to certain Internal Revenue Code ("IRC") limitations. The Company makes non-elective contributions equal to 7% of the Company's net profit, defined as earnings before interest and taxes.

     Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested after five years of credited service or upon retirement at age 65.

     Investment Options - Upon enrollment in the Plan, a participant may direct contributions in investment options offered by Prudential.

     During 2000 and 1999, the investment options were as follows:

         o     Fidelity Advisor Equity Growth Fund
         o     Fidelity Advisor Growth Opportunities Fund
         o     Fidelity Advisor Equity Income Fund
         o     Fidelity Advisor Strategic Opportunity Fund
         o     Oppenheimer Global Fund
         o     Prudential Government Income Fund
         o     MFS Massachusetts Investors Trust
         o     Prudential Stock Index Fund
         o     Prudential Government Securities Trust-Money Market Series
         o     Van Kampen Emerging Growth Fund
         o     Prudential High Yield Fund
         o     The Prudential Insurance Company of America Guaranteed Interest
               Account
         o     Prudential Small Company Value Fund
         o     AIM Balanced Fund
         o     Franklin Convertible Securities Fund
         o     Prudential Utility Fund
         o     Prudential Europe Growth Fund
         o     Prudential Diversified Bond Fund

     The following funds were added as investment options during 2000:

         o     Prudential Jennison Growth Fund
         o     MFS Massachusetts Investors Growth Stock Fund

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds, subject to exchange limitations imposed by the funds.

     Participant Loans - The Plan does not permit loans to participants or beneficiaries.

     Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, or the account balance may remain in the Plan.

     Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Nonvested portions of a participant's employer contribution account are forfeited and used to reduce employer contributions for the Plan year in which the forfeitures occur.

     Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan document. No expenses were paid by the Plan in 2000 or 1999.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared on the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest contract, are stated at fair value as determined by quoted market prices. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. See Note 3 regarding the valuation of the guaranteed interest contract.

     Payment of Benefits - Benefit payments are recorded when paid.

     Reclassifications - Certain prior year balances have been reclassified to conform with current year presentation.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan has applied the provisions of Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is deemed fully benefit responsive. The Prudential contract for this Plan has been deemed to be fully benefit responsive, according to the provisions of SOP 94-4. As such, the contract is presented at contract value which approximates fair value, on the statement of net assets available for benefits as of June 30, 2000 and 1999. The crediting interest rate for the years ended June 30, 2000 and 1999 for the contract ranges from 5.50% to 6.45% and 4.85% to 5.50%, respectively. The crediting interest rate is reset upon the maturity of the contract.

4.   INVESTMENTS

     The following table presents the fair values of those investments that exceeded 5% of the Plan's net assets available for benefits at June 30, 2000 and 1999:


                                                                            2000
                                                     ---------------------------------------------
                                                                     Value Per
                                                       Shares          Share            Fair
                                                      (Rounded)      (Rounded)         Value
Fidelity Advisor Equity Growth Fund                      11,694        $ 74.55        $ 871,802
Fidelity Advisor Growth Opportunities Fund               10,152          44.49          451,664
Fidelity Advisor Equity Income Fund                       9,299          24.75          230,152
Fidelity Advisor Strategic Opportunity Fund               8,992          23.08          207,543



                                                                            1999
                                                     ---------------------------------------------
                                                                     Value Per
                                                       Shares          Share            Fair
                                                      (Rounded)      (Rounded)         Value

Fidelity Advisor Equity Growth Fund                      12,762        $ 64.32        $ 820,831
Fidelity Advisor Growth Opportunities Fund               12,388          53.53          663,110
Fidelity Advisor Equity Income Fund                       9,965          30.42          303,143
Fidelity Advisor Strategic Opportunity Fund               8,220          28.12          231,133

     During 2000 and 1999, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by ($21,320) and $288,924, respectively.

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan from the period beginning December 3, 1998 and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments held during the year ended June 30, 1999 were shares of mutual funds managed by Fidelity. Fidelity was the custodian as defined by the Plan through December 3, 1998, therefore, these transactions qualify as party-in-interest.

6.   PLAN TERMINATION

     Although the Company has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated October 20, 1997, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the letter (see Note 1). However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

8.   NONEXEMPT TRANSACTION

     During the year ended June 30, 2000, employee deferrals of $127,703 were withheld from certain payrolls and not remitted on a timely basis (as defined by the Department of Labor (the "DOL")) by the Plan Sponsor. All such deferrals were subsequently remitted to the Trust by the Plan Sponsor. This transaction was prohibited according to the provisions of the DOL.

                                     ******


LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINES 4a and 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
------------------------------------------------------------------------------------------------------------------------------------
            (a)                        (b)                              (c)                          (d)          (e)        (f)
                                 Relationship of            Description of Transactions
                                  Plan, Employer           Including Maturity Date, Rate
        Identity of                  or Other             of Interest, Collateral, Par or         Purchase      Selling     Lease
       Party Involved           Party-in-Interest                  Maturity Value                   Price        Price     Rental

La Grange Foundry Inc.             Plan Sponsor              Employee contributions not
                                                             timely remitted to the Trust         $127,703 *



(Table Continued)


LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINES 4a and 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
------------------------------------------------------------------------------------------------------------------------------------

       (g)              (h)              (I)               (j)
                                                        Net Gain/
    Expenses                                             (Loss)
  Incurred with       Cost of       Current Value        on Each
   Transaction         Asset          of Asset         Transaction


                        $ 127,703      $ 127,703


*This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.


LA GRANGE FOUNDRY INC.
401(k) SAVINGS AND DEFINED CONTRIBUTION PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   AT THE END OF YEAR
JUNE 30, 2000
--------------------------------------------------------------------------------------------------------------

 (a)                    (b)                                    (c)                            (d)
                                                           Description of Investment
                                                           Including Maturity Date,
           Identity of Issue, Borrower,                  Rate of Interest, Collateral,      Current
              Lessor or Similar Party                        Par or Maturity Value           Value

      Fidelity Advisor Equity Growth Fund                        Mutual fund
                                                                 (11,694 shares)             $ 871,802

      Fidelity Advisor Growth Opportunities Fund                 Mutual fund
                                                                 (10,152 shares)               451,664

      Fidelity Advisor Equity Income Fund                        Mutual fund
                                                                 (9,299 shares)                230,152

      Fidelity Advisor Strategic Opportunity Fund                Mutual fund
                                                                 (8,992 shares)                207,543

      Oppenheimer Global Fund                                    Mutual fund
                                                                 (1,535 shares)                105,352

      Prudential Government Income Fund                          Mutual fund
                                                                 (10,443 shares)                88,555

      MFS Massachusetts Investors Trust                          Mutual fund
                                                                 (4,021 shares)                 84,193

  *   Prudential Stock Index Fund                                Mutual fund
                                                                 (2,184 shares)                 70,771

  *   Prudential Government Securities Trust-                    Mutual fund
      Money Market Series                                        (46,008 shares)                46,008


      Van Kampen Emerging Growth Fund                            Mutual fund
                                                                 (574 shares)                   55,799

  *   Prudential Jennison Growth Fund                            Mutual fund
                                                                 (1,127 shares)                 28,513

  *   Prudential High Yield Fund                                 Mutual fund
                                                                 (2,898 shares)                 20,000

  *   The Prudential Insurance Company of America                Guaranteed interest account    19,179


  *   Prudential Small Company Value Fund                        Mutual fund
                                                                 (1,253 shares)                 18,415

      AIM Balanced Fund                                          Mutual fund
                                                                 (481 shares)                   15,856

      Franklin Convertible Securities Fund                       Mutual fund
                                                                 (503 shares)                    7,886

  *   Prudential Utility Fund                                    Mutual fund
                                                                 (338 shares)                    4,132

      MFS Massachusetts Investors Growth Stock Fund              Mutual fund
                                                                 (65 shares)                     1,365

  *    Prudential Europe Growth Fund                             Mutual fund
                                                                 (26 shares)                       547

  *   Prudential Diversified Bond Fund                           Mutual fund
                                                                 (39 shares)                      474

                Total investments                                                         $ 2,328,206
                                                                                          ===========
 * Represents party-in-interest to the Plan.


                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      LaGRANGE FOUNDRY, INC.
                                      401(k) SAVINGS AND DEFINED
                                      CONTRIBUTION PLAN

Date January 11, 2001                 By:  Atchison Casting Corporation,
                                           the parent of LaGrange Foundry, Inc.,
                                           its Administrator


                                      By:  /s/ Kevin T. McDermed
                                             Kevin T. McDermed
                                             Vice President, Chief Financial
                                             Officer, Treasurer and Secretary

                                 EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------

23                    Consent of Deloitte & Touche LLP